SNET                                          News Release
                                              227 Church Street
                                              New Haven, Connecticut  06510

                                            January 22, 1996


FOR FURTHER INFORMATION CONTACT:  Jim Magrone
                                  203-771-4662





 INCREASING COMPETITION RESULTS IN ACCOUNTING-METHOD CHANGE

OPERATING EARNINGS $0.62 FOR 4TH QUARTER AND $2.72 FOR 1995.


   Southern New England Telecommunications Corporation

(SNET) -- (NYSE: SNG) announced today its fourth quarter

earnings including the fact that it discontinued using

Statement of Financial Accounting Standards (SFAS) No. 71,

"Accounting for the Effects of Certain Types of Regulation."

The change in accounting is effective January 1, 1996.

Consequently, for 1995 SNET is taking a non-cash,

extraordinary before-tax charge of approximately $1,203

million or $687 million after taxes -- $10.59 per share.

This results in a net loss for the fourth quarter and the

year.  Similar actions have been taken by other

telecommunications companies over the past several years.

SFAS 71

     SFAS 71 specifies accounting standards required for

public utilities and certain other regulated companies.

SNET is discontinuing the use of these standards and

adopting an accounting methodology for financial reporting

purposes that is more appropriate for a competitive

environment.

                           -more-

    "We are discontinuing the use of SFAS 71 primarily because of the significant increase in telecommunications competition in Connecticut brought about by legislative and regulatory

policy changes," said Donald R. Shassian, SNET's senior vice president and chief financial officer.

    The main purpose of the non-cash, extraordinary charge is

to recognize depreciation reserve deficiencies.

Fourth Quarter Results

   SNET's consolidated earnings from continuing operations

for the fourth quarter before the extraordinary charge were

$41 million or $0.62 per share.  With the extraordinary

charge, the net loss for the quarter was $(646) million or

$(9.92) per share.  This compares with fourth-quarter 1994

net income of $42 million or $0.65 per share.  The current

quarter's figures also reflect expected dilution of $0.14

per share from the cellular acquisitions completed in July.

    "We are accomplishing what we set out to do,  said

Daniel J. Miglio, SNET chairman and chief executive officer.

"We are increasing revenues and earnings even as we invest

heavily in growth businesses that will make SNET

increasingly strong in the years to come. The accounting

change and dilution from the cellular acquisitions mask our

very strong underlying performance, with eight consecutive

quarters of growth.  As we continue to strengthen customer

relationships and capitalize on our broad product line, we

are building value for shareholders, positioning SNET as a

premier provider of information, communications, and

entertainment services," he added.



                           -more-

     Consolidated revenues and sales for the fourth quarter

were up 8 percent to $471 million.  Wireline revenues were

up 3.6 percent on strong growth in interstate and

international toll services and an increase in access lines.

Wireless revenues jumped from $33 million to $51 million,

reflecting continued robust customer growth of 51 percent in

SNET's preacquisition business and 95 percent overall with

the new cellular territories.

     Consolidated operating expenses were up 10 percent for

the quarter.  Wireline expenses declined 3 percent, largely

because of employees opting to take an early retirement

offer.  Wireless and Information and Entertainment expenses

rose 37 percent to support these high-growth areas.

    Fourth quarter depreciation and amortization expense

increased 7 percent, principally because of the acquired

cellular properties.  Interest expense increased $7 million,

due mainly to financing for the cellular acquisitions.

Annual Results for 1995

     SNET's earnings from continuing operations, before the

extraordinary charge and with the exclusion of one-time

items announced previously in the second quarter, were $2.72 per share for 1995 compared with $2.77 per share for 1994.

With the extraordinary charge and the one-time items, SNET

recorded a net loss for 1995 of $(518) million or $(7.99)

per share.  The 1995 figures also reflect dilution of $0.29

per share from the cellular acquisitions.  Net income for

1994 was $178 million.





                           -more-

     The after-tax charges included in the net loss are:

                                      1995              1994
                             In millions  per share     In millions per share
Net (Loss) Income              $(518)    $(7.99)    $178       $2.77
Extraordinary charge            (687)    (10.59)       -        -
Litigation charge                 (6)     (0.10)       -        -
State tax adjustments             (4)     (0.06)       -        -
Gain on sale of real estate        2       0.04        -        -
Earnings before
extraordinary and one-time
charges (normalized)            $177      $2.72     $178       $2.77

Effect of cellular acquisition
dilution                                  (0.29)                 -

     Consolidated revenues and sales for 1995 were up 7

percent to $1,839 million. Wireline revenues were up 4.5

percent.  Interstate and international toll revenues grew

four-fold from $10 million to $42 million for 1995, and

access lines increased about 3 percent.  Wireless revenues,

at $170 million, were up 45 percent, reflecting strong

customer growth and the cellular acquisitions.  In-state

toll revenues decreased because of price reductions and

competition.  Information and Entertainment revenues were

flat at $181 million.

     Consolidated operating expenses were up 12 percent for

1995.  Wireline expenses increased only 2 percent with

growth expenditures virtually offset by cost-reduction

initiatives.  Expenses for the Wireless and Information and

Entertainment businesses rose 57 percent in support of

present and future growth.



                           -more-



    Depreciation and amortization expense increased 5

percent, due mainly to the cellular acquisitions.  Interest

expense was up $11 million, due primarily to the financing

for those cellular acquisitions.

   SNET is a Connecticut-based company reaching beyond its

traditional borders to offer wireline, wireless and

information and entertainment services, including local,

national, and international calling; mobile communications;

and publishing, information and advertising.  The company is building I-SNET, a statewide, information superhighway that

brings to customers a full array of information,

communications, and entertainment services.

                            -xxx-



                SNET - SFAS No. 71 Adjustment
            Telephone Group Plant Asset Balances
                     At December 31, 1995
                    (Dollars in Millions)


                    Network                                  Post
                   Plant in   Accum.    Net     Reserve     Change
ASSET CATEGORY      Service  Reserve   Plant    Adjust        Net
Digital Switching  $  558.0 $  134.3  $  423.7    $208.9   $  214.8
Analog Switching      321.0    208.9     112.1      19.1       93.0
Circuit Equipment     761.3    354.2     407.1     113.0      294.1
Aerial Cable          599.7    257.1     342.6     300.4       42.2
Underground Cable     346.9    148.9     198.0     139.8       58.2
Buried Cable          145.4     54.6      90.8      74.4       16.4
All Other Accounts  1,264.5    488.8     775.7     322.4      453.3

Total Telco Group  $3,996.8 $1,646.8  $2,350.0  $1,178.0   $1,172.0


                        Composite
                        Regulated           Economic
ASSET CATEGORY          Asset Lives         Asset Lives
Digital Elec. Switch        17.0                10.5
Digital Circuit             11.5                 8.2
Conduit                     55.0                55.0
Copper Cable             22.0 - 26.0         10.5 - 16.0
Fiber Cable              32.0 - 40.0            30.0

BALANCE SHEET IMPACT
                         Pre-Charge           Post-Charge
Debt Ratio                  57.63%               80.03%
Book Value Per Share       $15.97               $ 5.42





                            SNET
         Preliminary Summary of Consolidated Results
        For the Three Months Ended December 31, 1995
           (in Millions Except Per Share Amounts)

                                           (Unaudited)
                                      For the 3 Months Ended  Percent
                                           December 31,       Change
                                        1995         1994
INCOME STATEMENT
Revenues and Sales                    $ 470.9      $ 436.4       8%
Costs and Expenses:
 Operating and maintenance              274.7        248.9
 Depreciation and amortization           90.7         85.0
 Taxes other than income                 14.0         13.7
   Total Costs and Expenses             379.4        347.6       9%
Operating Income                         91.5         88.8       3%
Interest                                 24.6         17.7      39%
Income Before Income Taxes               66.9         71.1     (6)%
Income taxes                             26.2         29.5    (11)%
Income Before Extraordinary Charge       40.7         41.6     (2)%
Extraordinary Charge, Net of Tax       (687.1)         -
Net (Loss) Income                     $(646.4)     $  41.6

Weighted Average Common Shares
  Outstanding (in thousands)           65,150       64,444       1%


EARNINGS (LOSS) PER SHARE
Income Before Extraordinary Charge    $  0.62      $  0.65     (5)%
Extraordinary Charge, Net of Tax       (10.54)*        -
Net (Loss) Income                     $ (9.92)     $  0.65


STATISTICS
Access Lines in Service (in thousands)   2,074       2,009       3%
Interstate Minutes of Use (in millions)  1,878       1,760       7%





* Per common share is computed independently for the quarter based on weighted average common shares outstanding for the quarter. The independent calculations resulted in a difference of $0.05 between loss per share for the quarter and for the year.



                            SNET
         Preliminary Summary of Consolidated Results
        For the Twelve Months Ended December 31, 1995
           (in Millions Except Per Share Amounts)


                                      For the 12 Months Ended   Percent
                                           December 31,         Change
                                         1995        1994

INCOME STATEMENT
Revenues and Sales                    $1,838.5     $1,717.0       7%
Costs and Expenses:
 Operating and maintenance             1,071.7        957.8
 Depreciation and amortization           346.0        328.6
 Taxes other than income                  56.5         56.2
   Total Costs and Expenses            1,474.2      1,342.6     10%
Operating Income                         364.3        374.4    (3)%
Interest                                  85.9         74.9     15%
Income Before Income Taxes               278.4        299.5    (7)%
Income taxes                             109.6        121.9   (10)%
Income Before Extraordinary Charge       168.8        177.6    (5)%
Extraordinary Charge, Net of Tax        (687.1)         -
Net (Loss) Income                     $ (518.3)     $ 177.6

Weighted Average Common Shares
  Outstanding (in thousands)            64,888       64,209      1%


EARNINGS (LOSS) PER SHARE
Income Before Extraordinary Charge    $  2.60      $   2.77    (6)%
Extraordinary Charge, Net of Tax       (10.59)**         -
Net (Loss) Income                     $ (7.99)     $   2.77


STATISTICS
Access Lines in Service (in thousands)    2,074       2,009      3%
Interstate Minutes of Use (in millions)   7,298       6,917      6%





** Per common share is computed independently for the year based on weighted average common shares outstanding for the year. The independent calculations resulted in a difference of $0.05 between loss per share for the quarter and for the year.